UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _1__)*
Global Consumer Acquisition Corp.(Name of Issuer)
 Unit
(Title of Class of Securities)

37892B207
(CUSIP Number)

September 3, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[_]  Rule 13d-1(b)

	[_X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
37892B207

1
 Names of Reporting Persons

Sea Otter Securities Group LLC

2
 Check the appropriate box if a member of a Group (see instructions)


(a)[ ]
(b)[ ]

3
 Sec Use Only



4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  979,234
6 Shared Voting Power





7
  Sole Dispositive Power


  979,234
8 Shared Dispositive Power




9
Aggregate Amount Beneficially Owned by Each Reporting Person


	979,234
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11
Percent of class represented by amount in row (9)


	4.90%

12
 Type of Reporting Person (See Instructions)

BD


Item 1.
(a)	Name of Issuer: Global Consumer Acquisition Corp.
(b)	Address of Issuers Principal Executive Offices:
1926 Rand Ridge Court
Marietta Ga. 30062

Item 2.
(a) Name of Person Filing: Sea Otter Securities Group LLC.
(b) Address of Principal Business Office or, if None, Residence:
The address of the business office of each of the Reporting Persons is 107 Grand St, 7th Floor, New York, New York 10013.
(c) Citizenship:	Sea Otter Securities Group is organized as
a limited liability company in the state of Delaware.
(d) Title and Class of Securities: Unit consisting one ordinary share and one-half of a warrant, each whole warrant exercisable to purchase one Class A ordinary share)
(e) CUSIP No.:	37892B207
Item 3. 	If this statement is filed pursuant to  240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[  ]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 Information with respect to the Reporting
Persons' ownership of the Common Stock as of
September 3, 2021, is incorporated by
reference to items (5) - (9) and (11) of the cover page of the respective
Reporting Person.

 (b)	Percent of Class:  4.90%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 979,234
	(ii)	Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 979,234
(iv) Shared power to dispose or to direct the disposition of:


Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
	Not applicable
Item 8.	Identification and classification of members of the group.
	Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10.	Certifications.

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities andwere not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
Dated:September 9, 2021
/s/ Patrick Kane
Patrick Kane, Chief Compliance Officer